UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 14, 2019, Luxoft Holding, Inc (the “Company”) announced that the previously reported acquisition of the Company by DXC Technology Company, a Nevada corporation (“Parent”), and Luna Equities, Inc., a newly-formed company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), was consummated (the “Merger”). Pursuant to the Merger, Merger Sub was merged with and into the Company, whereupon the separate corporate existence of Merger Sub ceased, and the Company continued as the surviving company in the merger and as a wholly-owned subsidiary of Parent. The Merger was described in the Notice of Action by Written Consent and Dissenters’ Rights and Information Statement, dated January 16, 2019, distributed by the Company to its shareholders, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission (the “SEC”) on January 16, 2019.

On June 14, 2019, the Company issued a press release announcing the consummation of the Merger entitled “DXC Technology Completes Acquisition of Leading Digital Innovator Luxoft”. A copy of this press release is furnished as Exhibit 99.1 herewith.

The Company has notified the New York Stock Exchange (the “NYSE”) of the completion of the Merger and has been informed by the NYSE that trading in the Company’s shares on the NYSE will be suspended effective as of June 14, 2019. The Company has requested that the NYSE file a delisting application on Form 25 with the SEC to report the delisting of the Company’s shares from the NYSE. The Company expects to terminate the registration of its class A ordinary shares under the Securities Exchange Act of 1934, as amended, and to therefore cease to report to the SEC, approximately 10 days after the closing of the Merger.

The information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated June 14, 2019 titled “DXC Technology Completes Acquisition of Leading Digital Innovator Luxoft”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: June 14, 2019	By:	/s/ Dmitry Loschinin
		Name:	Dmitry Loschinin
		Title:	Chief Executive Officer

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